[APPLIED IMAGING LETTERHEAD]

July 17, 2006

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mailstop 6010

Attn: Tim Buchmiller

Re:	Applied Imaging Corp.

Registration Statement on Form S-1 File No. 333-134621

Acceleration Request

Dear Mr. Buchmiller:

Applied Imaging Corp. (“Applied Imaging”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 5:00 p.m. Eastern Time on Tuesday, July 18, 2006, or as soon thereafter as practicable.

Applied Imaging acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Applied Imaging from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Applied Imaging may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 17, 2006

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Evan Y. Ng via facsimile at (650) 493-6811 and via mail to Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California 94304-1050.

Very truly yours,

APPLIED IMAGING, INC.

/s/ Terence J. Griffin
Terence J. Griffin
Chief Financial Officer

cc:	Evan Y. Ng, Wilson Sonsini Goodrich & Rosati, P.C.